Blue Star Service Solutions, Inc.

dba BlueStar SeniorTech

Financial Statements
and
Independent Accountant's Compilation Report

December 31, 2018

Pototsky & Associates, P. A.
16425 Collins Avenue, Sunny Isles Beach, Florida

Amended Dec 2020

Table of Contents

Accountant's Compilation Report

To: Blue Star Service Solutions, Inc.

We have compiled the accompanying balance sheet of Blue Star Service Solutions, Inc., as of December 31, 2018, and the related statements of income, retained earnings, and cash flows for the year then ended. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or provide any assurance about whether the financial statements are in accordance with accounting principles generally accepted in the United States of America.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the compilation in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements.

Pototsky & Associates P.A.

12/4/2020

Blue Star Service Solutions, Inc.
Balance Sheet
December 31, 2018

ASSETS	**Current Assets**			
	Bank Accounts	59,093		
	Accounts Receivable	20,144		
	Security Deposit	3,954		
	Total Current Assets		83,191	
	Fixed Assets			
	Property Plant and Equipment	672,682		
	Intangible Assets	325,364		
	Accumulated Depreciation	(725,987)		
	Accumulated Amortization	(112,103)		
	Net Fixed Assets		159,956	
	Other Assets		201,500	
	TOTAL ASSETS			**444,647**
LIABILITIES AND EQUITY	**Current Liabilities**			
	Accounts Payable	180,344		
	Consumer Financing	465,790		
	Accrued Payroll	16,980		
	Deferred Revenue	104,892		
	Short Term Loans	360,000		
	Interest Payable on DPE LOC	120,406		
	Deferred Interest on DPE LOC	252,776		
	Loan from Streetshares	16,050		
	Vendor Financing from LSS	594,852		
	Total Current Liabilities		2,112,089	
	Long Term Liabilities			
	Driehaus (DPE) Line of Credit	3,060,000		
	Pioneer Services Purchase	87,186		
	Shareholder Convertible Debt	400,000		
	Total LongTerm Liabilites		3,547,186	
	TOTAL LIABILITIES			**5,659,275**
	Equity Invested into Company	5,114,658		
	Retained Earnings	(6,653,383)		
	Net Income in 2019	(3,675,903)		
	TOTAL EQUITY			**(5,214,627)**
TOTAL LIABILITIES AND EQUITY				**444,647**

Blue Star Service Solutions, Inc.
Income Statement
For the Year Ended December 31, 2018

REVENUE	Subscriptions		1,751,791	
	Returns		(35,776)	
	Bad Debts		998	
	Total Revenue			1,717,013
COGS	Misc COGS		1,429	
	Monitoring		414,830	
	Lockboxes/giveaways		6,568	
	Shipping supplies		20,145	
	Shipping/Freight		131,469	
	Credit Card Processing		44,412	
	Total COGS			618,853
GROSS PROFIT				1,098,160
EXPENSES	Payroll			
	Officer	30,461		
	Management	365,669		
	Fulfillment/Shipping	63,849		
	Customer Service	205,019		
	Sales Team	869,433		
	Misc Payroll	(4,018)		
	Payroll Taxes	86,573		
	Total Payroll		1,616,986	
	Advertising/Marketing		830,343	
	Professional Fees		74,844	
	Travel		35,385	
	General/Administrative		316,017	
	Total Expenses			2,873,575
NET OPERATING INCOME				(1,775,415)
Other Income/(Expense)				
	Interest earned	1,304		
	Interest expense	(921,782)		
	Depreciation expense	(275,827)		
	Amortization expense	(99,647)		
	Write down on assets	(604,535)		
	Total Other Income/ (Expense)			(1,900,487)
NET INCOME				(3,675,903)

Blue Star Service Solutions, Inc.
Statement of Cash Flow
For the Year Ended December 31, 2018

CASH AT BEGINNING OF PERIOD		370,222
Operating Activities Adjustments		
Net Income	(3,675,903)	
Adjustments to reconcile Net Income to Net Cash	(650,670)	
Net Cash Provided by Operating Activities		(4,326,573)
Investing Activities Adjustments		
Property Plant and Equipment	109,212	
Intangible Assets: Pioneer Security	172,870	
Accumulated Depreciation & Amortization	374,549	
Intangible: Investment in Citadel	(161,000)	
Investment Banking Fees	(40,500)	
Net Cash Provided by Investing Activities		455,131
Financing Activities Adjustments		
Long Term Debt: Driehaus Line of Credit	3,060,000	
Long Term Debt: Pioneer Security Purchase	87,186	
Investor Equity: Series B Paid-In Capital	380,000	
Retained Earnings	33,126	
Net Cash Provided by Financing Activities		3,560,312
Net Cash Increase for Period		(311,130)
CASH AT END OF PERIOD		59,093

Blue Star Service Solutions, Inc.
Statement of Shareholders' Equity
For the Year Ended December 31, 2018

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance on January 1	$292	$500	$4,733,866	($6,653,383)	($1,918,725)
Issuance of shares for cash	$0	$0	$380,000	$0	$380,000
Purchase of Treasury Stock	$0	$0	$0	$0	$0
Net Income (Loss)	$0	$0	$0	($3,675,902)	($3,675,902)
Cash Dividends Paid	$0	$0	$0	$0	$0
Stock Dividends Paid	$0	$0	$0	$0	$0
Ending Balance on December 31	$292	$500	$5,113,866	($10,329,285)	($5,214,627)

Blue Star Service Solutions, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2018

1. Organization

Blue Star Service Solutions, Inc., (the Company) provides technology-based products and services to senior veterans and their families in the United States. The Company was founded in 2013 and began sales in early 2015. It is a Delaware "C" Corporation based in Rockville, Maryland.

2. Summary of Significant Accounting Policies

a. Basis of Accounting: The Company's financial statements are prepared on the accrual basis of accounting. Accordingly, revenues are recognized when earned and expenses when obligations are incurred.
b. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
c. Income Taxes: The Company follows the accrual method of accounting for book purposes and the cash basis of accounting for tax purposes. Generally accepted accounting principles requires recognition of deferred income tax liabilities and assets for cumulative temporary differences between the book and tax basis of assets and liabilities as of the balance sheet date.
d. Accounts Receivable: Accounts receivable are due in less than one year and are stated at their net realizable value. Reserves are established for receivables that are delinquent and considered uncollectible based on periodic reviews by management. At December 31, 2018, all receivables are considered fully collectible. Therefore, no allowance for doubtful accounts has been recognized.
e. Property and Equipment: Property and equipment are recorded in the financial statements at cost, net of accumulated depreciation and amortization. The Company's policy is to capitalize major additions and improvements over $500. Repairs and maintenance which do not significantly add to the value of assets are expensed as incurred. Depreciation and amortization expense is computed using the straight-line method over the estimated useful lives of the assets as follows:
    i. Equipment in the field: 3 years
    ii. Furniture and equipment: 5-7 years
    iii. Leasehold improvements: 3 years

f. Intangible Assets: Purchased intangible assets are carried at cost, net of accumulated amortization. Amortization expense is computer using straight-line method of the assets' estimated useful lives.

g. Deferred Rent: Deferred rent is recorded and amortized to the extent the total minimum rental payments allocated to the current period on a straight-line basis exceed, or are less than, the cash payments required.

h. Deferred Revenue: The Company recognizes revenue as earned. Amounts received in advance of the period in which services are rendered are recorded as deferred revenue in the accompanying balance sheet.

i. Revenue Recognition:
   i. The Company's revenue is derived from the sale of technology-based healthcare products and services. The Company's policy is to recognize revenue when products and/or services are delivered to the customer. Revenue is recorded net of sales returns and does not include sales taxes.
   ii. Cost of sales for these products and services include the cost of hardware, delivery charges, shipping charges, monthly monitoring and cellular charges, and other direct costs of delivery. Cost of sales for parts and accessories includes wholesale cost of items. Other costs are charged to indirect expenses as incurred.

j. Sales Taxes: Certain Company sales are subject to sales tax imposed by various jurisdictions. The Company collects applicable sales tax from customers and remits to the appropriate jurisdictions, if and as required. The Company excludes sales tax collected and remitted from revenue and cost of sales.

3. Concentrations of Credit Risk

The Company maintains bank deposits that, at times, may exceed the Federal Deposit Insurance Corporation (FDIC) limits. On December 31, 2018, the Company had bank deposits of $62,755, within the FDIC limits.

4. Property and Equipment, Net

The following is a summary of property and equipment held at December 31:

Fixed Assets		
Total 1700 Plant, Property and Equipment	$	672,682.38
Total 1750 Intangible Assets	$	325,363.66
Total 1800 Accumulated Depreciation	-$	725,987.19
Total 1850 Accumulated Amortization	-$	112,102.65
Total Fixed Assets	$	159,956.20

5. Intangibles, Net

In November of 2017, the Company purchased approximately 1,000 active Personal Emergency Response Services (PERS) customer accounts from Pioneer Security Service,

Inc., of San Diego, CA at a price of $498,234. These accounts represent additional subscription revenue of about $25,000 per month before customer attrition typical of the industry. The accounts were purchased with a combination of cash, a promissory note (Note 6), and stock warrants. Also included in the purchase was use of the name Pioneer Emergency Response Services for one year. The Company has elected to account for the purchase as an intangible asset that is amortized over a period of five years.

Depreciation and amortization expense for the period ending December 31, 2018, was $275,827 and $99,647.

6. Notes payable

Notes payable and related current maturities consist of the following at December 31:

Description	Term	Interest %	Original Amt	Initial Date	Comments
Loan from officer	N/A	0%	0	2015	Periodic loans from CEO with no stated interest
Chris Nordeen	1 year	12%	$100,000	3/28/2018	Includes a $20,000 option grant
Grant Wells	1 year	18%	$209,000	5/9/2018	Includes warrants for 6,000 shares
David Rich	Revolving	9%	$0	11/1/2018	Revolving LOC with ceiling of $500,000
Legacy	14 months	8%	$591,469	5/31/2018	
StreetShares	Revolving	21.50%	$0	4/23/2018	Revolving LOC with ceiling of $50,000

7. Line of Credit

The Company entered into a two-year $2,500,000 secured line of credit with Driehaus Private Equity of Chicago in October 2016. The line is secured by the business assets and pledges of stock from the Company. The line of credit carried with it an interest rate of 18% per annum, compounded quarterly on all sums advanced. The line was amended in January 2018 and extended for an additional two years. The credit line increased to $4,000,000 with an interest rate of 15% per annum, compounded quarterly. Interest of 9% is due quarterly, and 6% is deferred. The line has no fixed payments and is due in aggregate when the line reaches maturity in December 2019.

The outstanding balance on the line of credit was $3,060,000 at December 31, 2018. The Company was not in compliance with all loan covenants at December 31, 2018. The lender has not taken any action against the Company.

8. Stock Transactions

In 2017 the Company commenced an equity offering of a B Round of Preferred Stock. That raise continued into 2018. The following investors participated in the equity investment during 2018:

Date	Investor	Shares	Invested
29-May	Scott Slocum	10,000	$ 30,000
9-Aug	James Gladney Trust	8,333	$ 25,000
9-Aug	Paul Gaumnitz	5,000	$ 15,000
15-Aug	Peter Kurzenhauser	16,667	$ 50,000
17-Aug	Micheal Johnson	3,333	$ 10,000
21-Aug	Harry Martin	33,333	$ 100,000
1-Sep	P. Wray IRA	16,667	$ 50,000
1-Sep	Dunham Trust	33,333	$ 100,000
	totals	126,666	$ 380,000

9. Advertising Expense

The Company expenses the cost of advertising and marketing as incurred. Advertising and marketing expenses totaled $831,343 for the year ended December 31, 2018.

10. Commitments / Operating Leases

The Company entered into a lease agreement for approximately 3,000 square feet of office space in October of 2015. Monthly payments were approximately $4,495. The lease commenced in November 2015 and expired in October of 2018. This lease was terminated in October of 2017, when the Company moved to a new location in the same industrial park, with the same landlord.

The Company entered into a new lease agreement for approximately 8,500 square feet of office space in September of 2017. The lease commenced in October of 2017 and expires in March of 2021. Monthly rent payments started at $6,320 with annual base rent increases of 3%. In addition, the Company was provided a rent abatement for the first two months as part of the lease agreement.

Total rent expense for the year ended December 31, 2018 was $76,849.

Aggregate future minimum lease payments are as follows:

Year ending Dec 31, 2019	$75,000
Year ending Dec 31, 2020	$75,000
Year ending Dec 31, 2021	$25,000
TOTAL	$175,000

11. Contingency

The Company had a deficit in retained earnings for the year ended December 31, 2018. Management plans to mitigate this deficit through continued equity financing. Based on the Company's past success in attracting equity financing ($2.6 million in 2016, $2.0 million in 2017, and $400,000 in 2018), management plants to raise another $3 million in equity financing in 2019. These plans project that current operations will result in losses for the first five years of operations, with a break-even point reached for the year ended December 31, 2020. In the meantime, the Company has sufficient resources to meet working capital and other needs. Management expects to be able to continue to meet financial obligations as they become due. Accordingly, these financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

12. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through March 31, 2019. As of that date, there were no subsequent events that require recognition of, or disclosure in, these financial statements.

13. General/Administrative

Detail on General and Administrative costs from the Income Statement are provided in the table to follow:

Repairs/Maintenance	58	
Rent	76,849	
Taxes & Licenses	3,289	
Bank Charges	4,756	
Education/training	3,467	
Conference Expenses	65	
Dues & Subscription	5,349	
Recruiting	662	
Insurance	45,770	
IT Services	88,857	
Meals & Entertainment	4,162	
Office Expense	4,236	
Computer Supplies	6,233	
Phone Systems	43,707	
Printing/Reproduction	2,747	
Postage/Delivery	25,386	
Utilities	424	
Total G&A		**316,017**